UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 9, 2004

Mr. Scott L. Donnelly
President
MDP Financial Services, LLC
139 Wood Road
Braintree, MA 02189

Act	Securities Exchange Act of 1934
Section	§17
Rule	17a-5
Public Availability	01/26/04

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Donnelly:

We have received your letter dated October 30, 2003, in which you request on behalf of MDP Financial Services, LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 14, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 14, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 14, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Attorney

cc: Susan Demando, NASD Regulation

MDP Financial Services, LLC
139 Wood Rd
Braintree, MA 02189

October 30, 2003

Securities and Exchange Commission
Attn: Division of Market Regulation
450 5th St NW
Washington, DC 20549

RE: MDP Financial Services, LLC (CRD #126924)
Request for Waiver of Annual Audit of Financial Statements (SEC Rule 17a-5)

Dear Sir/Madam:

MDP Financial Services, LLC (MDP), a broker-dealer firm has been granted membership with the NASD on October 14, 2003. MDP requests at this time a waiver of the requirement for an Annual Audit of Financial Statements pursuant to SEC Rule 17a-5 for the year ending December 31, 2003. Should a waiver be granted, I understand that MDP's first annual audit would therefore be required to include its first15 months of operations (Oct-Dec 2003 and calendar year 2004).

If you have any questions or require further information concerning this matter, please call me at (781) 849-9200 ext. 226.

Sincerely,

Scott L. Donnelly
President